1251 AVENUE OF THE AMERICAS, 6TH FLOOR NEW YORK, NY 10020 P 212 466-7800 | TF 800 635-6851

Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:        Orange County Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-257781

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we, the undersigned representative of the participating underwriters (the “Representative”), hereby join Orange County Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Wednesday, August 4, 2021, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

PIPER SANDLER & CO.

As Representative of the Participating Underwriters

By:	/s/ Jennifer Docherty

Jennifer Docherty
(Authorized Signatory)